Magna International Inc.
337 Magna Drive
Aurora, ON Canada L4G 7K1

Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2006.

    <<
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                                THREE MONTHS ENDED             YEAR ENDED
                                    DECEMBER 31,              DECEMBER 31,
                           ------------------------  ------------------------
                                 2006         2005         2006         2005
                           -----------  -----------  -----------  -----------
    Sales                  $    6,368   $    5,854   $   24,180   $   22,811

    Operating income       $       42   $      125   $      792   $      942

    Net income             $       29   $       83   $      528   $      639

    Diluted earnings
     per share             $     0.26   $     0.75   $     4.78   $     5.90

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        All results are reported in millions of U.S. dollars, except per share figures.
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    >>

    YEAR ENDED DECEMBER 31, 2006

    We posted sales of $24.2 billion for 2006, an increase of 6% over 2005. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales, our complete vehicle assembly sales, and our tooling, engineering and other sales.
    During 2006, North American and European average dollar content per vehicle increased 6% and 14% respectively, over 2005. During 2006, North American and European vehicle production declined 2% and 3% respectively, compared to 2005.
    Complete vehicle assembly sales increased 7% to $4.4 billion for 2006 compared to $4.1 billion for 2005 and complete vehicle assembly volumes increased 8% to approximately 248,000 units.
    Our operating income was $792 million for 2006 compared to $942 million for 2005, and we earned net income for 2006 of $528 million compared to $639 million for 2005. Diluted earnings per share were $4.78 for 2006 compared to $5.90 for 2005.
    During 2006, we generated cash from operations before changes in non cash operating assets and liabilities of $1.44 billion, and generated $157 million from non cash operating assets and liabilities. Total investment activities for 2006 were $1.18 billion, including $793 million in fixed asset additions, $284 million to purchase subsidiaries, and a $99 million increase in investments and other assets.

    THREE MONTHS ENDED DECEMBER 31, 2006
    ------------------------------------

    We posted sales of $6.4 billion for the fourth quarter ended December 31, 2006, an increase of 9% over the fourth quarter of 2005. This higher sales level was achieved as a result of increases in our European and Rest of World production sales, complete vehicle assembly sales, and tooling, engineering and other sales, offset in part by a reduction in our North American production sales.
    During the fourth quarter of 2006, North American and European average dollar content per vehicle increased 5% and 24% respectively, over the comparable quarter in 2005. During the fourth quarter of 2006, North American and European vehicle production declined 8% and 2% respectively, compared to the fourth quarter of 2005.
    Complete vehicle assembly sales increased 19% to $1.25 billion for the fourth quarter of 2006 compared to $1.05 billion for the fourth quarter of 2005 while complete vehicle assembly volumes were essentially unchanged.
    Our operating income was $42 million for the three months ended
December 31, 2006 compared to $125 million for the three months ended
December 31, 2005, and we earned net income for the fourth quarter of 2006 of $29 million compared to $83 million for the fourth quarter of 2005. Diluted earnings per share were $0.26 for the fourth quarter of 2006 compared to $0.75 for the fourth quarter of 2005.
    During the three months ended December 31, 2006, we generated cash from operations before changes in non cash operating assets and liabilities of $324 million, and generated $474 million from non cash operating assets and liabilities. Total investment activities for the fourth quarter of 2006 were $320 million, including $249 million in fixed asset additions, $30 million to purchase subsidiaries, and a $41 million increase in investments and other assets.

    IMPAIRMENT CHARGES, RESTRUCTURING CHARGES AND OTHER CHARGES AND GAINS
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    During the years ended December 31, 2006 and 2005, we recorded a number of unusual items, including impairment charges associated with long-lived assets and goodwill, restructuring charges associated with our assessment of our global operating structure and capacity, and other charges and gains.
    For the years ended December 31, 2006 and 2005, the aggregate net charge before income taxes and minority interest for unusual items totalled
$148 million and $145 million, respectively. On a per share basis, the aggregate net charge for unusual items was $1.04 and $1.05 in 2006 and 2005, respectively.
    For the fourth quarters of 2006 and 2005, the aggregate net charge before income taxes for unusual items was $91 million and $157 million, respectively. On a per share basis, the aggregate net charge for unusual items was $0.73 and $1.07 in the fourth quarters of 2006 and 2005, respectively.
    A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2006 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    DIVIDEND
    --------

    Our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended December 31, 2006. The dividend of U.S. $0.19 per share is payable on March 23, 2007 to shareholders of record on March 13, 2007.
    Vince Galifi, our Executive Vice President and Chief Financial Officer, said: "The difficult automotive environment during 2006, particularly in North America, took its toll on our 2006 financial results. We believe it is prudent to review all uses of cash with an eye to maintaining our strong financial position in light of continuing industry challenges. Our Board's decision to adjust our dividend as a result of our reduction in profitability reflects this view."

    UPDATED 2007 OUTLOOK
    --------------------

    For the full year 2007, we expect consolidated sales to be between $22.9 billion and $24.2 billion, based on full year 2007 light vehicle production volumes of approximately 15.4 million units in North America and approximately 15.5 million units in Europe. Full year 2007 average dollar content per vehicle is expected to be between $770 and $800 in North America and between $375 and $400 in Europe. We expect full year 2007 complete vehicle assembly sales to be between $3.5 billion and $3.8 billion.
    In addition, we expect that full year 2007 spending for fixed assets will be in the range of $800 million to $850 million.
    In our 2007 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates as of today's date.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems, seating systems, closure systems; metal body and structural systems; vision and engineered glass systems; plastic body, lighting and exterior trim systems, various powertrain and drivetrain systems; retractable hard top and soft top roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

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    We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter results on Tuesday, February 27, 2007 at 8:30 a.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1 800 377 5794. The number for overseas callers is 1 416 620 2415. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726 7035.

    For teleconferencing questions, please call 905-726 7103.
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    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
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